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www.slk-law.com
December 21, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Adé K. Heyliger
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F. Street, NE
Washington, DC 20549

Re:	Radiation Therapy Services, Inc.
Schedule 13E-3 filed on November 23, 2007
SEC File No. 005-80422

Preliminary Proxy Statement on Schedule 14A
filed on November 21, 2007
SEC File No. 000-50802
Dear Mr. Heyliger:
     On behalf of Radiation Therapy Services, Inc. (the “Company”) set forth below are the Company’s responses to the staff’s comments in your letter dated December 18, 2007 with respect to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. In addition to the Company, this response also is being provided on behalf of the other “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons or their respective representatives. For your convenience, each of the staff’s numbered comments are set in bold followed by a response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement.
     In connection with this response the Company is today also filing with the Commission an Amendment No. 1 to Schedule 13E-3 (“Amended 13E-3”) and a revised preliminary proxy statement on Schedule 14A (“Preliminary Proxy Statement”) each of which reflects the responses set forth below. We are sending you via overnight delivery marked copies of the Amended 13E-3 and the Preliminary Proxy Statement showing changes from the prior filings, along with a copy of this response letter.
TAMPA    |    TOLEDO    |    CHARLOTTE    |    COLUMBUS

PREM14A
Special Factors
Background of the Redemption and Merger, page 18
1.	Expand your disclosure to describe in greater detail the alternatives considered and the reasons why these alternatives were rejected in favor of the proposed going-private transaction. Your discussion should include a specific explanation as to why you believe the current transaction is more favorable to the unaffiliated security holders than the alternatives.
Response: In response to the comment set forth above, we have revised the disclosure. See pages 17 and 21 through 26.
2.	We refer you to your disclosure on page 19. Please revise to describe and clarify what interests in the potential transactions or potential arrangements, if any, members of the board or management had with any of the bidders prior to the special committee meeting on June 25, 2007. If members of the board or management held discussions or negotiations with potential bidders prior to the special committee’s authorization for them to so, such discussions/negotiations should be described. The description should state who initiated the discussions/ negotiations and identify the individuals who participated.
Response: In response to the comment set forth above, we have revised the disclosure. See pages 18 and 20.
3.	Although we understand that you filed Morgan Joseph’s opinion as an attachment to the preliminary proxy statement, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by RTS or any affiliates from any third party and materially related to this offer constitutes a separate Regulation M-A Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to your Schedule 13E-3. This requirement includes final and preliminary reports. Supplementally confirm that you have described in detail all oral presentations made to the special committee and the board by the financial advisors and ensure that you have filed as exhibits to the Schedule 13E-3 any materials used to present information to the special committee and the board such as board books, slides, etc.
Response: With respect to Morgan Joseph & Co. Inc. (“Morgan Joseph”), as noted in the background section of the proxy statement, Morgan Joseph participated in certain special committee meetings in its capacity as financial advisor to the special committee. In particular, as described on pages 20, 21, and 22 of the proxy statement, Morgan Joseph was present at the July 13, 2007, July 25, 2007 and September 21, 2007 special committee meetings, at which Morgan Joseph updated the special committee on its discussions with the Company’s financial advisor and the additional bidders Morgan Joseph approached. Presentations provided by Morgan Joseph to the special committee in connection with these discussions have been filed as exhibits to Amendment No. 1 to the Schedule 13E-3. The Company believes that the material aspects of such presentations currently are disclosed in the background section of the proxy statement in connection with the description of the July 13, 2007, July 25, 2007 and September 21, 2007 special committee meetings. In addition, Morgan Joseph was present at the September 6, 2007 special committee meeting, at which Morgan Joseph updated the special committee as to the additional bidders with which it held discussions and discussed with the special committee the revised projections and forecasts provided to Morgan Joseph by the Company and also discussed its preliminary valuation analysis. Such preliminary valuation analysis was superseded by Morgan Joseph’s final valuation analysis presented to the special committee on October 18, 2008. The Company believes that the material aspects of this presentation currently are disclosed in the opinion of Morgan Joseph & Co. Inc. section of the proxy statement.
We supplementally advise the Staff that, consistent with the references to potential buyers currently reflected in the background section of the proxy statement, the names of potential buyers set forth in the presentations of Morgan Joseph dated July 13, 2007, July 24, 2007 and September 19, 2007 have been replaced with generic references (i.e., Bidder 1, Bidder 2, etc). These revisions have been marked with an asterisk. We believe that these presentations as revised provide in all material respects substantively the same information as provided to the special committee.
With respect to Wachovia Capital Markets, LLC (“Wachovia Securities”), as noted in the background section of the proxy statement, Wachovia Securities participated in certain board meetings in its capacity as financial advisor to the Company. In particular, as described on pages 18, 19, and 23 of the proxy statement, Wachovia Securities was present at the April 26, 2007, June 21, 2007 and October 5, 2007 board meetings, at which the board discussed certain financial and strategic alternatives available to the Company and Wachovia Securities updated the board on the preliminary indications of interests received from potential buyers. Presentations provided by Wachovia Securities to the board in connection with these discussions have been filed as exhibits to Amendment No. 1 to the Schedule 13E-3. The Company believes that the material aspects of such presentations (i.e., matters pertaining to the Company’s sale process and financial and strategic alternatives review) currently are disclosed in the background section of the proxy statement in connection with the description of the April 26, 2007, June 21, 2007 and October 5, 2007 board meetings.

     We supplementally advise the Staff that, consistent with the references to potential buyers currently reflected in the background section of the proxy statement, the names of potential buyers set forth in the presentations of Wachovia Securities dated April 26, 2007 and June 21, 2007 have been replaced with generic references (i.e., Bidder One, Bidder Two, etc.) and certain other identifying information (i.e. logos and location of headquarters) has been replaced with qualitative descriptions. These revisions have been marked with an asterisk. We believe that these presentations as revised provide in all material respects substantively the same information as provided to the Board.
4.	Additionally, please provide your analysis as to why you do not believe any materials presented by Wachovia to the special committee and/or the board do not constitute a report, opinion or appraisal materially related to the transaction pursuant to Item 1015. We may have further comment.
Response: In response to Comment No. 3 above, the presentations provided by Wachovia Securities to the board at the April 26, 2007, June 21, 2007 and October 5, 2007 board meetings have been filed as exhibits to Amendment No. 1 to the Schedule 13E-3. We supplementally advise the Staff that Wachovia Securities did not provide an opinion or financial analysis of the consideration to be received in the transaction to the board or the special committee and that Wachovia Securities did not present any materials to the special committee.
Fairness of the Merger; Recommendation of the Special Committee....page 24
5.	Please note that each filing person must conduct an item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Special Committee is relying on the analyses of Morgan Joseph to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.
Response: In response to the comment set forth above, we have revised the disclosure to clearly state that the special committee adopted the analyses of Morgan Joseph. See pages 24 and 25.
6.	We note your statement on page 27 that the liquidation value was not considered because the filing persons consider RTS to be a viable going concern. Did the filing persons consider the possibility that the aggregate value of the individual assets may be worth more than the value of the business? If not, then please explain why. Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).
Response: In response to the comment set forth above, we have revised the disclosure to address the reasoning of the special committee and the board of directors in not considering liquidation value. See page 28.
7.	Expand the fairness discussion to address fairness in the absence of the procedural safeguards listed in Item 1014 of Regulation M-A. For example, what consideration did the filing persons give to the fact that the transaction does not require the approval of at least a majority of the unaffiliated security holders? See Items 1014(c), (d) and (e).
Response: In response to the comment set forth above, we have revised the disclosure to specifically address the issue of procedural safeguards. See page 25.
8.	Expand to discuss in greater detail the factors considered by the special committee and the Board mentioned in the first bullet on page 25.
Response: In response to the comment set forth above, we have revised the disclosure to elaborate upon the factors considered by the special committee. See pages 25 and 26.
Opinion of Morgan Joseph & Co., Inc.
9.	We note your disclosure on page 35 that the summary set forth “does not purport to be a complete description of the analyses performed....” Please confirm that the summary describes all material analyses performed, including any that did not support Morgan Joseph’s opinion regarding fairness.
Response: In response to the comment set forth above, we respectfully inform the staff that the Company has revised the disclosure on page 36. We supplementally confirm that the summary describes all material analyses performed.
Selected Publicly Traded Company Analysis, page 35
Selected Acquisitions Analysis, page 36
10.	Please disclose the selection criteria for the comparable companies and the comparable acquisitions and tell us whether any companies or transactions meeting the respective selection criteria were excluded from such analysis.
Response: In response to the comment set forth above, we respectfully inform the staff that the Company has revised the disclosure on pages 36 and 37.

11.	Provide the high and low ends of the respective ranges.
Response: In response to the comment set forth above, we respectfully inform the staff that the Company has revised the disclosure on pages 37 and 38.
12.	We refer you to your disclosure on page 37. Please quantify the “customary fees” you have agreed to pay Morgan Joseph.
Response: In response to the comment set forth above, we respectfully inform the staff that the Company has revised the disclosure on page 38.
Financing, page 40
13.	We note your disclosure on page 41 that “Vestar Capital Fund may allocate a portion of its equity commitment to other affiliated and/or non-affiliated co-investors.” Please revise to identify these other investors and tell us what consideration was given to whether such other investors are engaged in the 13E-3 transaction and should be named as Filing Persons.
Response: In response to the staff's comments, we respectfully inform the staff that the Company has revised the disclosure on page 42 to indicate that Vestar Capital Fund may allocate a portion of its equity commitment to limited partners of Vestar Capital Fund and certain other co-investors. We do not believe that the potential co-investors should be identified in the proxy statement or named as Filing Persons. The potential co-investors are mostly passive investors in Vestar Capital Fund and they do not have any active role in the management or investment decisions of Vestar Capital Fund. None of the potential co-investors were involved in the negotiation of the 13E-3 transaction and Vestar Capital Fund did not begin syndicating its equity commitment until a few weeks after the execution of the Merger Agreement.
14.	Please explain why you believe your statement on page 43 of your intent not to “update or otherwise revise any statements concerning the terms of the financing included in the proxy statement” is consistent with your disclosure obligations pursuant to Item 10 of Schedule 13E-3.
Response: In response to the comment set forth above, we respectfully inform the staff that the Company has deleted the referenced disclosure and will comply with any disclosure obligations required by Schedule 13E-3.
     Please contact me at 813-227-2226 or in my absence, Mark Catchur at 813-227-2264, if you have any questions.

Very truly yours,
/s/ Darrell C. Smith
Darrell C. Smith

cc:	Daniel E. Dosoretz, M.D., Radiation Therapy Services, Inc. Robert J. Grammig, Holland & Knight, LLP Michael Movsovich, Kirkland & Ellis, LLP